EXHIBIT 2(C)

     SECURED  PROMISSORY  NOTE
     -------------------------
$2,916,667.00
Carlsbad,  California
February  01,  2002
GREENLAND CORPORATION, a California corporation ("Maker"), hereby promises to pay to ASHFORD CAPITAL LLC, a California Limited Liability Company, REGENTS CAPITAL, MICHAEL CUMMINGS, MONDO MARSHALL, GREG WILBER, SANDRA STEWART and JOHN
M. PITKIN (collectively, "Holders"), jointly and not alternatively, or to their order, at Carlsbad, California, or at such other place as Holders may from time to time designate, the principal sum of TWO MILLION NINE HUNDRED SIXTEEN THOUSAND SIX HUNDRED SIXTY SEVEN DOLLARS ($2,916,667.00), together with interest accruing thereon from the date hereof until paid at the rate of Seven percent (7%) per annum.
This Note shall be payable in installments of (i) One Million Dollars ($1,000,000) principal (plus accrued interest to the date of payment) not later than June 30, 2003 (the "First Installment Payment") and (ii) One Million Nine Hundred Sixteen Thousand Six Hundred Sixty Seven Dollars ($1,916,667) principal (plus accrued interest to the date of payment) not later than June 30, 2004 (the "Second Installment Payment"), on which date the entire unpaid principal balance of this Note, together with all accrued and unpaid interest, shall be due and payable in full.
Maker contemplates commencing a private placement equity offering and/or similar offering (the "Offering") on or about June 30, 2002. Maker will, on a monthly basis, pay to Holders, against the amounts owing under this Note, an amount equal to 33% of net proceeds received by Maker from the Offering or any other fund raising effort (the "Maker Monthly Payment"). "Net proceeds received by Maker from the Offering," means the gross dollars received by Maker in the Offering less commissions and expenses related to the Offering.
If the Maker Monthly Payment exceeds the amount due on the First Installment Payment prior to the due date thereof, Maker shall apply said additional amounts toward the Second Installment Payment until the Second Installment Payment is paid in full.
Each payment under this Note shall be applied first, so far as necessary, to the payment of interest due to the date of payment, and the balance of said installment, if any, shall be applied upon the then unpaid balance of the principal sum. Should any interest not be paid when due, it shall thereafter bear like interest as the principal sum.
All payments shall be in lawful money of the United States. This Note may be prepaid in whole or in part at any time without penalty.
At the sole option of Holders, without notice to Maker, the unpaid principal balance of this Note and all accrued but unpaid interest thereon shall become immediately due and payable upon a Default hereunder. As used herein, the term "Default" shall mean any of the following events: (i) the failure by Maker to pay any installment of principal or interest when due and such breach or failure continues without cure for a period of thirty (30) days after Holders give Maker written notice thereof; (ii) the occurrence of a "Default" (as defined therein) by Maker under that certain Pledge Agreement of even date (the "Pledge Agreement") between Holders as Pledgees and Maker as Pledgor (iii) any material breach by Maker of that Stock Purchase Agreement of even date without cure for a period of thirty (30) days after Holders give Maker written notice thereof (the "Purchase Agreement,"); (iv) the filing of any Petition under the Bankruptcy Code of the United States or any similar proceeding under similar laws of any other jurisdiction.
This Note is secured by the Pledge Agreement, which contains provisions by which Maker has granted to Holders a security interest in the "Sellers' Shares" (as defined in the Pledge Agreement) all shares of the capital stock of W3M Inc. dba Paradigm Cabling Systems, a California corporation, including common stock and all convertible preferred shares together with medallion signature guaranteed stock powers ("Security Shares"). The Pledge Agreement contains provisions for the acceleration of the maturity of this Note.
Maker hereby waives presentation for payment, demand, protest, and notice of protest, dishonor and nonpayment. This Note shall be binding on Maker and Maker's legal representatives, successors and assigns.
None of the provisions hereof and none of Holders' rights or remedies hereunder shall, on account of any past or future Default hereunder or under the Pledge Agreement, be deemed to have been waived by any indulgence granted by Holders to Maker.
In the event litigation is commenced to enforce or interpret the provisions of this Note or to collect any sums due hereunder, the prevailing party in such litigation shall be entitled to recover from the losing party reasonable expenses, attorneys' fees, legal expenses, and costs incurred in connection therewith. Any litigation shall proceed by way of the arbitration provisions contained in Sec. 10.5 of the Purchase Agreement
The terms of this Note shall be governed and construed in accordance with the laws of the State of California. This Note is binding on Maker, its successors, assigns, and legal representatives. No assignment of this Note by Maker shall be permitted without the express written consent of Holders, to a financially responsible person or persons approved by Holders.
Time is of the essence with respect to all of Maker's obligations and covenants under this Note and the Pledge Agreement.
Maker
GREENLAND  CORPORATION